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SECURITIE, 04002307 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 24688
01-32213

FACING PAGE
Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 1 2 2004

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beneficial Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Bradley Road Suite 205

(No. and Street)

Woodbridge	Connecticut	06525
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Schatz   1-800-544-3301

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC

(Name - if *individual, state last, first, middle name*)

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 09 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

OATH OR AFFIRMATION

I, Richard Schatz _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beneficial Capital, Inc. _____, as of December 31, _____, 19 2003 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
signature

_____
Title

_____
Notary Public

My Commission Expires June 30, 2004

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
Beneficial Capital, Inc.
1 Bradley Road, Suite 205
Woodbridge, Connecticut 06525

We have audited the accompanying statement of financial condition of Beneficial Capital, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beneficial Capital, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 and 2 are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

BERNARDI & COMPANY, LLC
Certified Public Accountants
January 21, 2004

We present the following report as of December 31, 2003:

Exhibit A - Statement of Financial Condition as of December 31, 2003.

Exhibit B - Statement of Income for the Year Ended December 31, 2003.

Exhibit C - Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2003.

Exhibit D - Statement of Cash Flows for the Year Ended December 31, 2003.

Notes to Financial Statements.

Schedule 1- Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1 as of December 31, 2003.

Schedule 2- Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c) as of December 31, 2003.

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Assets:

Cash and cash equivalents	$ 14,947	
Commissions and interest receivable	27,792	
Marketable securities	107	
Other assets	950	
TOTAL ASSETS		$ 43,796

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$ 1,983	
Accrued taxes	622	
Total Liabilities		$ 2,605

Commitments and Contingencies

Stockholder's Equity:

Common stock, no par, 5,000 shares authorized, 200 shares issued and outstanding	200	
Paid-in capital	87,308	
Accumulated deficit	(46,317)	
Total Stockholder's Equity		41,191
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 43,796

See Accompanying Notes

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

<u>Gross Revenues</u>		$ 177,231
<u>Operating Expenses</u>:		
Clearing expense	$ 40,142	
Salaries - others	6,689	
Payroll taxes	907	
Rent and utilities	16,681	
Insurance	29,571	
Dues and subscriptions	3,517	
Office, computer and internet expense	8,512	
Communication and telephone	5,486	
Professional fees	2,088	
Auto and travel	7,138	
Filing fees	4,545	
Advertising and promotion	1,447	
Error account expense	223	
Miscellaneous	1,197	
Taxes - other	147	
Broker, outside services and consulting fees	38,536	
Total Operating Expenses		166,826
<u>Net Income Before Income Taxes</u>		10,405
Provision for income taxes		(250)
<u>Net Income for the Year</u>		$ 10,155

See Accompanying Notes

EXHIBIT C

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 200	$ 87,308	$ (56,472)	$ 31,036
Net income for the year	-	-	10,155	10,155
Balance, December 31, 2003	$ 200	$ 87,308	$ (46,317)	$ 41,191

See Accompanying Notes

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
Increase (Decrease) in Cash

Cash Flows From Operating Activities:
Net income for the year $ 10,155

Adjustments to reconcile net income to cash
 used in operating activities:
  Changes in assets and liabilities:
  Increase Decrease in Assets and Liabilities:
    Commissions and interest receivable $ (481)
    Marketable securities   17
    Officer loan receivable   10,000
    Other assets   -
    Accounts payable   (12,741)
    Accrued taxes   (60)
      Total Adjustments   (3,265)

Net Increase in Cash   6,890

Cash at the Beginning of Year   8,057

Cash at the End of Year $ 14,947

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year:
    Income taxes $ 250
    Interest $ -

See Accompanying Notes

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 -   Business Description:

Beneficial Capital, Inc. (the "Company") operates as a broker-dealer from a single office in Woodbridge, Connecticut. The Company provides investment brokerage services to customers primarily throughout Connecticut and the surrounding states, involving debt and equity instruments, as well as mutual funds. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

Note 2 -   Accounting Policies:
A. Method of Accounting:

The Company maintains its records using the accrual basis method of accounting. It is the Company's policy to follow generally accepted methods of accounting for securities transactions.

B. Securities Transactions:

The statement of financial condition reflects all securities positions on a settlement-date basis, which is not materially different from a trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

C. Commissions Receivable:

The Company segregates its commissions receivable for amounts due within 30 days and amounts that are due for over 30 days for purposes of its net capital computation for regulatory reporting.

D. Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

E. Net Capital:

As of December 31, 2003, the Company had net capital of $40,225, which was $35,225 in excess of the minimum requirement.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 -   Accounting Policies (Continued):
           G. Cash and Cash Equivalents:
           The Company holds all its cash in accounts that are subject to immediate withdrawal. Cash equivalents are financial instruments with maturities of less than 90 days. During the period covered by these financial statements, the Company did not invest in financial instruments classified as cash equivalents.

Note 3 -   Clearing Arrangements:
           The Company clears security transactions through Fiserv Securities, Inc. ("Fiserv"), whereby Fiserv carries the cash, securities and margin accounts of the customers of the Company on a fully disclosed basis. The Company clears some of its mutual fund transactions through Rydex Funds, Pro Funds and Millenium Trust Company, LLC ("MTrust"), whereby MTrust carries the cash and security accounts of the customers on a fully disclosed basis. Under terms of the agreements, Fiserv and MTrust execute transactions in the customers' accounts as requested by the Company and reflect transactions executed by the Company, prepare confirmations and summary monthly statements, settle contracts and transactions in securities and perform certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company.

Note 4 -   Commissions and Interest Receivable:
           Commissions and interest receivable are recorded as allowable (less than 30 days) and non-allowable (over 30 days) for regulatory reporting purposes. The commissions receivable as of December 31, 2003 totaled $27,792.

Note 5 -   Lease Commitments:
           The Company conducts its operations from leased premises and leases certain office equipment. Certain leases contain renewal options and provide for the Company to pay utilities, insurance, taxes and maintenance. Total rental expense for the year ended December 31, 2003 was $14,580. As of December 31, 2003, future minimum lease payments under non-cancelable operating leases were $13,365 for 2004.

Note 6 -   Income Taxes:
           The provision for income taxes is comprised entirely of corporate income taxes due to the State of Connecticut.

Note 7 -   Related Party Transactions:
           Securities Transactions:
           The Company from time to time enters into buy, sell or services transactions with affiliated persons or companies. Management believes all such transactions are completed at terms that would be comparable to those concluded with non-related parties.

Note 8 -   Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk:

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk. In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and corresponding clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET
CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Stockholder's Equity	$	41,191
Less: Nonallowable assets:		
Security deposit		950
Net Capital Before Haircuts on Securities Positions		40,241
Less: Haircuts on securities		16
Net Capital		40,225
Less: Net capital requirement (greater of $ 174		
6 2/3% of aggregate indebtedness of $ 2,605		
or $5,000)		5,000
Net Capital in Excess of Requirement	$	35,225

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$	40,225
Adjustments		-
Net Capital	$	40,225

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2003

Total Liabilities $ 2,605

  Exclusions from aggregate indebtedness   -

Aggregate Indebtedness $ 2,605

Reconciliation with the Company's computation (included in Part II
of Form X-17A-5 as of December 31, 2003) is as follows:

Aggregate indebtedness, as reported in the Company's Part II
(unaudited) FOCUS report $ 2,605

Adjustments   -

Aggregate Indebtedness $ 2,605



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Beneficial Capital, Inc.
1 Bradley Road Suite 205 Box 3528
Woodbridge, CT 06525

In planning and performing our audit of the financial statements of Beneficial Capital, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Beneficial Capital, Inc., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Bernardi + Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants